NEXICON, INC.
                         400 Gold Avenue, SW, Suite 1000
                          Albuquerque, New Mexico 87102
                                 (505) 248-0000

June 27, 2005



VIA FEDERAL EXPRESS AND EDGAR

Mr. Larry Spirgel, Assistant Director Division of Corporate Finance United States Securities and Exchange Commission 450 Fifth Street, N. W., Mail Stop 407 Washington, D.C. 20549

Re:      Nexicon, Inc.
         Form 10-KSB for Fiscal Year Ended December 31, 2004
         Filed May 9, 2005

         Forms 10-QSB for Fiscal Quarter Ended March 31, 2005
         File No. 0-30244

Dear Mr. Spirgel:

We are in receipt of your comment letter dated June 14, 2005. This letter sets forth the responses of the Company to the comment letter. Your comments are reproduced below:

Form 10-KSB for Fiscal Year Ended December 31, 2004

Consolidated Statements of Operations, page F-3

COMMENT 1: Please refer to the line item non-cash stock compensation expense. Please revise to either 1) allocate the portion of non-cash stock compensation to other operating expense line items including cost of goods sold, general and administrative, and research and development, or 2) parenthetically note the amount of the equity-related charge being excluded from each related operating expense line item. Otherwise, explain to us why you believe that no portion of this line item relates to any other operating expenses.

RESPONSE:                  In response to the Commission's comment, the
                           requested revision has been made in Amendment No. 1 to Form 10-KSB and in Amendment No. 1 to Form 10-QSB.

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Mr. Larry Spirgel
June 27, 2005
Page 2

Note 1.  Summary of Significant Accounting Policies, page F-7

Segment information, page F-9

COMMENT 2:  We note your statement that you currently operate in one business segment. However, we note that you have 2 divisions:

      o Nexicon Billing Systems, a wholly owned subsidiary based in Lysaker, Norway, which provides next-generation operational billing solutions for telecom networks, enabling management, provisioning, invoicing, and maintenance of end-users for fixed wireline telephony, mobile telephony, internet, and energy utilities via a convergent interface;

      o Nexicon Security Solutions, a wholly owned subsidiary based in McLean, Virginia, which offers network security and video surveillance solutions for corporate, government, and military purposes. Several of Nexicon Security Solutions' products are currently deployed in U.S. Government pilot programs. Nexicon is headquartered in Albuquerque, New Mexico, near the Los Alamos, White Sands, and Sandia National Labs.

      In this regard, tell us, citing specific accounting literature, why you believe you currently operate in one business segment.

RESPONSE:   The information requested related to business segments has been added in Amendment No. 1 to the Form 10-KSB and in Amendment No. 1 to Form 10-QSB.

as requested by the Commission.

Note 13.  Acquisition of Assets and Loss on Asset Impairment

OSSI, page F-17

COMMENT 3:  We note that in exchange for all of the issued and outstanding common shares of OSSI, you issued 50,000,000 shares of common stock valued at $4,500,000. Given that as of September 31, 2003 you only had 34,715,931 shares outstanding (Form 10-QSB for the fiscal quarter ended September 30, 2003) tell us why you believe you are the accounting acquirer. In your response address criteria a. through e. of paragraph 17 of SFAS 141.

RESPONSE:   In a business combination effected through an exchange of equity interests, the entity that issues the equity interests is generally the acquiring entity. In some business combinations (commonly referred to as reverse acquisitions), however, the acquired entity issues the equity interests. Commonly, the acquiring entity is the larger entity. However, the facts and circumstances surrounding a business combination sometimes indicate that a smaller entity acquires a larger one. In some business combinations, the combined

Mr. Larry Spirgel
June 27, 2005
Page 3

            entity assumes the name of the acquired entity. Thus, in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances shall be considered, in particular:

      a. The relative voting rights in the combined entity after the combination-all else being equal, the acquiring entity is the combining entity whose owners as a group retained or received the larger portion of the voting rights in the combined entity. In determining which group of owners retained or received the larger portion of the voting rights, consideration shall be given to the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

            In this regard the shareholders of the Company retained 34,715,931 shares of common stock and a director/shareholder of the Company received 20,000,000 shares of the 50,000,000 shares issued to effect the acquisition. The 54,715,931 shares retained by the Company's shareholders represents 65% of the issued and outstanding shares immediately after the acquisition.

      b. The existence of a large minority voting interest in the combined entity when no other owner or organized group of owners has a significant voting interest-all else being equal, the acquiring entity is the combining entity whose single owner or organized group of owners holds the large minority voting interest in the combined entity.

      c. The composition of the governing body of the combined entity-all else being equal, the acquiring entity is the combining entity whose owners or governing body has the ability to elect or appoint a voting majority of the governing body of the combined.

            The officers and directors of Nexicon, Inc. prior to the acquisition were Francisco Urrea, Jr. - Director, Richard Urrea - Director and Chief Executive Officer and Daniel Urrea - Chief Financial Officer.

      d. The composition of the senior management of the combined entity-all else being equal, the acquiring entity is the combining entity whose senior management dominates that of the combined entity. Senior management generally consists of the chairman of the board, chief executive officer, chief operating officer, chief financial officer, and those divisional heads reporting directly to them, or the executive committee if one exists.

      The officers and directors of Nexicon, Inc. after the acquisition were Francisco Urrea, Jr. - Director, Richard Urrea - Director and Chief Executive Officer, Daniel Urrea - Chief Financial Officer and Robert Demson - Chief Operation Officer of OSSI.

      e. The terms of the exchange of equity securities-all else being equal, the acquiring entity is the combining entity that pays a premium over the market value of the equity securities of the other combining entity or entities.

Mr. Larry Spirgel
June 27, 2005
Page 4

            In addition, Orion was a development stage Company. The assets and liabilities of the Company and the operations of the Company comprised a majority of the assets (85% of the combined assets at September 30, 2003), liabilities (62% of the combined liabilities at September 30, 2004) and operations (74% of the loss before discontinued operations for the period ended September 30, 2003) of the combined entity.

Pluto, page F-18

COMMENT 4:        Tell us, citing accounting literature used, your basis for recording the assets and liabilities acquired at historical cost. Tell us why you believe the excess of purchase price over the value of the assets acquired is purchased research and development. Also, tell us and disclose in future filings.

                  o Specific nature and fair value of each significant in-process research and development project acquired

                  o Completeness, complexity and uniqueness of the projects at the acquisition date

                  o Nature, timing and estimated costs of the efforts unnecessary to complete the projects, and the anticipated completion dates

                  o Risks and uncertainties associated with completing development on schedule, and consequences if it is not completed timely

                  o     Appraisal method used to value projects

                  o Significant appraisal assumptions, such as - period in which material net cash inflows from significant projects are expected to commence; material anticipated changes from historical pricing, margins and expense levels; and the risk adjusted discount rate applied to the project's cash flows

                  o In periods after a significant write-off, discuss the status of efforts to complete the projects, and the impact of any delays on your expected investment return, results of operations and financial condition.

RESPONSE:         In response to the Commission's comment, please refer to our response to the Commission's comment 5 below.

Central Solutions, page F-19

COMMENT 5:        We note that the excess of the purchase price over the value of the assets acquired has been recorded as purchased research and development in the amount of $902,000 and charged to operations during the period ended December 31, 2004. Tell us and disclose in future filings:

Mr. Larry Spirgel
June 27, 2005
Page 5

                  o Specific nature and fair value of each significant in process research and development project acquired;

                  o Completeness, complexity and uniqueness of the projects at the acquisition date;

                  o Nature, timing and estimated costs of the efforts necessary to complete the projects, and the anticipated completion dates;

                  o Risks and uncertainties associated with completing development on schedule, and consequences if it is not completed timely;

                  o     Appraisal method used to value projects;

                  o Significant appraisal assumptions, such as - period in which material net cash inflows from significant projects are expected to continence material anticipated changes from historical pricing, margins and expense levels; and the risk adjusted discount rate applied to the project's cash flows;

                  o In periods after a significant write-off, discuss the status of efforts to complete the projects, and the impact of any delays on your expected investment return, results of operations and financial condition.

RESPONSE:   The assets and liabilities were recorded at fair values which was equal to historical cost. Our disclosures in Amendment No.
            1 to Form 10-KSB have been amended to indicate this.

            The excess of the purchase price over the fair values has been recorded as purchased research.

            SFAS 141 paragraph 22 states - The fair value of securities traded in the market is generally more clearly evident than the fair value of an acquired entity. Thus, the quoted market price of an equity security issued to effect a business combination generally should be used to estimate the fair value of an acquired entity after recognizing possible effects of price fluctuations, quantities traded, issue costs, and the like. The Company used the trading value of the common shares issued to determine the purchase price. Pursuant to staff guidance in the past this is the preferred valuation with a nominal discount for marketability (which the Company has elected not to take).

            SFAS 141 paragraph 42 further states - This Statement does not change the requirement in paragraph 5 of FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method, that the amounts assigned to tangible and intangible assets to be used in a particular research and development project that have no alternative future use shall be charged to expense at the acquisition date. This is the accounting treatment that the Company utilized, which is consistent with

Mr. Larry Spirgel
June 27, 2005
Page 6

            guidance provided by the staff for the allocation of the excess of the purchase price over the fair value of the assets acquired which have no determinable future use (see the discussion below).

            FASB Interpretation No. 4

            Broad guidelines about the activities to be classified as research and development and the elements of costs to be identified with those activities are set forth in paragraphs 8-11 of Statement No.
            2. Paragraph 12 of that Statement provides that research and development costs shall be charged to expense when incurred. However, some costs associated with research and development activities shall be capitalized if the item has alternative future uses in research and development or otherwise. The cost of materials consumed, the depreciation of equipment and facilities used, and the amortization of intangibles used in research and development activities are research and development costs.

            Statement No. 2 amends APB Opinion No. 17, "Intangible Assets," to exclude from the scope of that Opinion those research and development costs encompassed by the Statement but does not amend APB Opinion No. 16, "Business Combinations." Paragraph 34 of the Statement indicates that paragraph 11(c) is not intended to alter the conclusions in paragraphs 87-88 of APB Opinion No. 16 regarding allocation of cost to assets acquired in a business combination accounted for by the purchase method.

            The intent of paragraph 34 of Statement No. 2 is that the allocation of cost to the identifiable assets of an acquired enterprise shall be made in accordance with the provisions of APB Opinion No. 16. Therefore, costs shall be assigned to all identifiable tangible and intangible assets, including any resulting from research and development activities of the acquired enterprise or to be used in research and development activities of the combined enterprise. Identifiable assets resulting from research and development activities of the acquired enterprise might include, for example, patents received or applied for, blueprints, formulas, and specifications or designs for new products or processes. Identifiable assets to be used in research and development activities of the combined enterprise might include, for example, materials and supplies, equipment and facilities, and perhaps even a specific research project in process. In either case, the costs to be assigned under APB Opinion No. 16 are determined from the amount paid by the acquiring enterprise and not from the original cost to the acquired enterprise.

            The subsequent accounting by the combined enterprise for the costs allocated to assets to be used in research and development activities shall be determined by reference to Statement No. 2. Paragraph 12 of Statement No. 2 requires that costs identified with research and development activities shall be charged to expense when incurred unless the test of alternative future use in paragraph is met. That requirement also applies in a business combination accounted for by the purchase method. Accordingly, costs assigned to assets to be used in a particular research and development project and that have no alternative future use shall be charged to expense at the date of consummation of the combination.

Mr. Larry Spirgel
June 27, 2005
Page 7

            It is the Company's belief that charging the excess of the cost of the acquisition over the fair value of the assets acquired to operations as purchased research is the correct treatment. It is the Company's belief that the excess has no allocable items to be allocated to, technological feasibility has not been established and there is no alternative future use.


Very truly yours,





/s/DANIEL URREA
---------------

Daniel Urrea
Chief Financial Officer